UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission File Number 000-03683

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Trustmark 401(k) Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TRUSTMARK CORPORATION

248 E. Capitol Street

Jackson, Mississippi 39201

TRUSTMARK 401(k) PLAN

Jackson, Mississippi

Audited Financial Statements

Years Ended December 31, 2008 and 2007

CONTENTS

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 – 9

Supplemental Schedule

Schedule of Assets (Held at End of Year)	10

Signatures	11

Exhibit Index	12

Note:  Supplemental schedules required by the Employee Retirement Income Security Act of 1974 not included herein are deemed not applicable to Trustmark 401(k) Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
Trustmark 401(k) Plan
Jackson, Mississippi

We have audited the accompanying statements of net assets available for benefits of the Trustmark 401(k) Plan (the "Plan") as of December 31, 2008 and 2007 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jackson, Mississippi
June 29, 2009

TRUSTMARK 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Investments, at fair value
Money market accounts	$31,881,326	$22,062,331
Fixed income mutual funds	7,810,677	6,360,746
Common stock of Trustmark Corporation	29,703,880	36,405,629
Equity mutual funds	54,065,789	86,226,280
Total investments	123,461,672	151,054,986
Receivables
Employer contributions	302,226	290,563
Participant contributions	220,581	236,676
Total receivables	522,807	527,239

Net assets available for benefits	$123,984,479	$151,582,225

See accompanying notes to financial statements.

TRUSTMARK 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2008 and 2007

	2008	2007
Contributions
Employer	$5,227,721	$5,287,076
Participant	7,385,069	7,591,075
Other	399,161	396,373
Total contributions	13,011,951	13,274,524
Net investment income (loss)
Net depreciation in fair value of investments	(39,115,920)	(12,134,644)
Interest and dividends	5,706,367	10,330,476
Net investment loss	(33,409,553)	(1,804,168)
Benefits paid to participants	(7,198,022)	(10,356,527)
Administrative fees	(2,122)	(29,766)
Net (decrease) increase in net
assets available for benefits	(27,597,746)	1,084,063
Net assets available for benefits
Beginning of year	151,582,225	150,498,162

End of year	$123,984,479	$151,582,225

See accompanying notes to financial statements.

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2008 and 2007

NOTES TO FINANCIAL STATEMENTS

Note 1.  Plan Description

The following description of the Trustmark 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established for the associates of Trustmark Corporation (the "Company") and certain other associated companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act ("ERISA") of 1974.

Eligibility

Effective January 1, 2004, the Plan was amended to provide eligibility for participation in elective deferrals by associates on the first day of the month after thirty days of employment. Prior to 2004, the Plan provided eligibility for participation on the first day of the month following the completion of at least 1,000 hours of service during the twelve-month period ending on the anniversary of an associate's employment commencement date.

Plan Administration

Nationwide Life Insurance Company and Nationwide Trust Company served as custodians of the Plan's assets through January 31, 2007.  Effective February 1, 2007, the Company named Federated Retirement Plan Services as custodian of the Plan's assets. The Plan administrator and sponsor is Trustmark Corporation, parent company of Trustmark National Bank. The Plan's trustee functions are handled by Trustmark National Bank.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant Contributions

The Plan allows participants to make voluntary before-tax salary deferral contributions, through payroll deductions, to separately invested funds in accordance with Section 401(k) of the Internal Revenue Code ("IRC"). If certain requirements of IRC Section 401(k) are not met in Plan operation, the salary deferral agreements of participants may, on a nondiscriminatory and uniform basis, be amended or revoked to preserve the qualified status of the Plan. Voluntary after-tax contributions by participants are not allowed.

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2008 and 2007

NOTES TO FINANCIAL STATEMENTS

Note 1.  Plan Description (Continued)

Participants may elect to contribute up to 75 percent of eligible compensation each period, subject to regulatory limitations. Any excess contributions must be returned to the applicable participant by April 15 of the calendar year following the year of excess contributions. The Plan allows for rollover contributions from individual retirement accounts, IRC Section 457(b) plans or other qualified plans.

Provisions of the Plan allow participants who were age 50 years or older by the end of the calendar year to make catch-up contributions to the Plan. Catch-up contributions represent associate compensation deferrals in excess of certain Plan limits and statutory limits, including Internal Revenue Service ("IRS") annual deferral limits.

Employer Contributions

Eligible participant contributions are matched by the employer at a rate of 100 percent of the first 6 percent of covered compensation.  The employer may also make discretionary contributions.  No such contributions were made for the years ended December 31, 2008 and 2007.

Investment Options

Participants may direct investment of their account balance among several investment options.

Vesting

Participants are immediately vested in their voluntary contributions, employer contributions made on their behalf and the investment earnings and losses thereon.

Payment of Benefits

On retirement, death, disability or termination of service, a participant may elect to receive a lump-sum distribution equal to his or her account balance or in installments. In addition, hardship distributions are permitted if certain criteria are met.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested benefit.

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2008 and 2007

NOTES TO FINANCIAL STATEMENTS

Note 2.  Significant Accounting Policies

Basis of Presentation

The Plan's financial statements are prepared using the accrual basis of accounting, with the exception of the payment of benefits, which are recognized as a reduction in the net assets available for benefits of the Plan as they are disbursed to participants.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Investments are stated at fair value. The fair value of mutual funds and other securities traded on a national securities exchange are valued at the closing quoted market price on the last business day of the year.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Net Depreciation in Fair Value of Investments

Net depreciation in fair value of investments, as recorded in the accompanying statements of changes in net assets available for benefits, includes changes in the fair value of investments acquired, sold or held during the year.

Administrative Fees

Administrative fees are paid by the Plan. All other fees, including professional fees, are paid by the Company.

Risks and Uncertainties

The Plan's investments include funds which invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant's account balances and the amounts reported in the statements of net assets available for benefits.

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2008 and 2007

NOTES TO FINANCIAL STATEMENTS

Note 2.  Significant Accounting Policies (Continued)

Subsequent to year-end, the credit and liquidity crisis in the United States and throughout the global financial system has resulted in substantial volatility in financial markets and the banking system.  These and other economic events have had a significant adverse impact on investment portfolios.  As a result, the Plan's investments have likely incurred a significant decline in fair value since December 31, 2008.  In addition, certain non-readily marketable investments are significantly less liquid than they have been historically (and in some cases the counter parties have imposed redemption restrictions).

Note 3.  Investments

The fair value of individual investments that represent 5 percent or more of the Plan's net assets as of December 31, 2008 and 2007, were as follows:

	2008	2007
Investments at fair value as determined by quoted market price
Common stock of Trustmark Corporation	$29,703,880	$36,405,629
Performance Funds Trust Mutual Funds
Large-Cap Equity Fund	N/A	8,517,797
Mid-Cap Equity Fund	N/A	11,003,027
Franklin Mutual Discovery Fund	N/A	8,801,766
Investments at cost, which approximates fair value
Federated Capital Preservation Fund	23,412,641	14,805,319
Federated Prime Obligation Fund	8,468,685	N/A

During 2008 and 2007, the Plan's investments (including investments bought and sold, as well as held during the year) depreciated in value as follows:

	2008	2007
Change in investments at fair value as determined by quoted market price
Common stock of Trustmark Corporation	$(4,133,882)	$(9,697,231)
Mutual funds	(34,982,038)	(2,437,413)
Net depreciation in fair value of
investments	$(39,115,920)	$(12,134,644)

The Plan provides participants the opportunity to annually elect whether cash dividends paid on employer stock will be invested in shares of employer stock within the individual participant's account or be paid to the participant in cash.

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2008 and 2007

NOTES TO FINANCIAL STATEMENTS

Note 4.  Tax Status

The IRS has determined and informed the Company by a letter dated November 19, 2001, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 5.  Related Parties

Certain Plan investments are invested in the common stock of the Company.  Investment transactions in employer securities qualify as party in-interest transactions.  For the years ended December 31, 2008 and 2007, dividends of $1,329,105 and $1,285,482, respectively, were received by the Plan from the Company.

Trustmark National Bank serves as the investment advisor for the Performance Funds Trust Mutual Funds.

Note 6.  Contingencies

The Company and its subsidiaries are parties to lawsuits and other claims that arise in the ordinary course of business. Some of the lawsuits assert claims related to various business activities and some of the lawsuits allege substantial claims for damages. The cases are being vigorously contested. In the regular course of business, management evaluates estimated losses or costs related to litigation, and provision is made for anticipated losses whenever management believes that such losses are probable and can be reasonably estimated. At the present time, management believes, based on the advice of legal counsel, that the final resolution of pending legal proceedings will not have a material impact on the Company or the Plan's financial statements.

Note 7.  Fair Value Measurements

FASB Statement No. 157, Fair Value Measurements, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described as follows:

•	Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2008 and 2007

NOTES TO FINANCIAL STATEMENTS

Note 7.  Fair Value Measurements (Continued)

•
Level 2 Inputs to the valuation methodology include:  quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Common stock of Trustmark Corporation: Valued at the closing price reported on the active market on which the individual securities are traded.

Money market accounts and mutual funds: Valued at the net asset value ("NAV") of shares held by the Plan at year-end.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3
Money market accounts	$31,881,326	$-	$-
Mutual funds	61,876,466	-	-
Common stocks	29,703,880	-	-

Total assets at fair value	$123,461,672	$-	$-

	TRUSTMARK 401(k) PLAN
	Plan Sponsor: Trustmark Corporation
	Plan Sponsor: EIN 64-0471500
	Plan Number: 002
	Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
	December 31, 2008

(a)	(b) Identity of Issue, Borrower,	(c) Description of Investment, Including Maturity Date, Rate	Shares/ Units		(e) Current
	Lessor, or Similar Party	of Interest, Collateral, Par, or Maturity Value	Held	(d) Cost	Value
	Money market accounts
	Federated	Capital Preservation Fund	2,341,264		$23,412,641
	Federated	Prime Obligations Fund	8,468,685		8,468,685

		Total money market accounts			31,881,326

	Fixed income mutual funds
*	Performance Funds Trust	Short-Term Government Income Fund	276,030		2,774,106
*	Performance Funds Trust	Intermediate Term Government Income Fund	193,762		2,079,067
	American Funds	High Income Trust Fund	63,600		497,352
	Federated	Mortgage Institutional Services Fund	60,359		582,460
	Federated	Intermediate Corporate Bond Institutional Services Fund	18,745		165,894
	Federated	Total Return Bond Institutional Services Fund	168,153		1,711,798

		Total fixed income mutual funds			7,810,677

	Common stock fund
*	Trustmark Corporation	Common stock	1,375,817		29,703,880

	Equity mutual funds
*	Performance Funds Trust	Mid-Cap Equity Fund	850,508		6,183,192
*	Performance Funds Trust	Large-Cap Equity Fund	774,954		5,308,437
*	Performance Funds Trust	Leader's Equity Fund	191,536		1,017,058
*	Performance Funds Trust	Strategic Dividend Fund	45,428		351,161
	American Funds	Euro Pacific Growth Fund	42,212		1,163,349
	Davis	New York Venture Fund	44,485		1,050,733
	Federated	Kaufmann Fund	227,465		818,876
	Federated	Kaufmann Small-Cap Fund	19,271		280,779
	Federated	MDT Balanced Fund	345,040		3,281,335
	Federated	Mid-Cap Index Fund	173,923		2,266,212
	Franklin	Balance Sheet Investment Fund	95,690		3,367,331
	Franklin	Mutual Discovery Fund	251,475		5,607,890
	Goldman Sachs	Structured Small-Cap Equity Fund	225,324		1,662,894
	JP Morgan	Mid-Cap Value Fund	111,543		1,711,074
	Nationwide	Investor Destinations Aggressive Services Fund	207,646		1,289,481
	Nationwide	Investor Destinations Conservative Services Fund	52,778		488,199
	Nationwide	Investor Destinations Moderate Services Fund	385,099		2,868,985
	Nationwide	Investor Destinations Moderately Aggressive Services Fund	286,482		1,973,863
	Nationwide	Investor Destinations Moderately Conservative Services Fund	64,985		547,172
	Neuberger	Neuberger Berman Genesis Assets Advantage Fund	225,396		4,084,173
	Oppenheimer	Global Fund	49,109		1,879,900
	Oppenheimer	International Small Co Fund	81,800		750,103
	Oppenheimer	Main Street Small-Cap Fund	13,962		169,501
	Van Kampen	Growth & Income Fund	111,268		1,572,211
	T. Rowe Price	Growth Stock Fund	133,539		2,553,261
	Templeton	Foreign Fund	409,599		1,818,619

		Total equity mutual funds			54,065,789

		Total Assets (Held at End of Year)			$123,461,672

*	Denotes party-in-interest based on the following relationship:
	Trustmark National Bank serves as investment advisor for Performance Funds Trust; Trustmark Corporation
	is the parent company of Trustmark National Bank.

(d)	Cost information is omitted due to transactions being participant or beneficiary directed under an individual account plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TRUSTMARK 401(k) PLAN
BY: TRUSTMARK CORPORATION, PLAN SPONSOR AND ADMINISTRATOR

BY:	/s/ Louis E. Greer
Louis E. Greer
Treasurer and Principal Financial Officer

DATE:	June 29, 2009

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

23	Consent of Independent Registered Public Accounting Firm

12